U.S. Securities and Exchange commission
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 (17 CFR.17f-2)

-----------------------------------------------------------------------------------------
1.  Investment company Act File Number:                       Date examination completed:

               814-48                                            September 21, 2001
-----------------------------------------------------------------------------------------
2.  State Identification Number:


-----------------------------------------------------------------------------------------
AL 87-327-RC   AK 87-01278     AZ S-23025   AR 86-LI828        CA 504 8768    CO
CT S013517     DE              DC           FL 31472-002/WEE   GA 56864620    HI
ID BC-30863    IL 8811465      IN 8708073   IA I-21938         KS 871090      KY 21,719
LA             ME 35,149       MD           MA 86-2774         MI 102065      MN
MS             MO 248619       MT           NE 39928           NV RG-88-161   NH
NJ R-1690      NM 87-55996     NY 72392     NC                 ND A366        OH 62344
OK IA0817-87   OR 86-2712      PA           RI                 SC 30579       SD 15420
TN R88-2563    TX C3086000-01  UT 23212     VT                 VA             WA C-26302
WV I-12197     WI 223615-01    WY 14741     PUERTO RICO  S-993
-----------------------------------------------------------------------------------------

  Other (specify):

-----------------------------------------------------------------------------------------
3.  Exact name of investment Company as specified in registration statement:

Technology Funding Partners III, L.P.
-----------------------------------------------------------------------------------------
4.  Address of principal executive office:  (number, street, city, state, zip code)

2000 Alameda de las Pulgas, Suite 250, San Mateo, CA 94403
-----------------------------------------------------------------------------------------

U.S. Securities and Exchange commission
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 (17 CFR.17f-2)

-----------------------------------------------------------------------------------------
1.  Investment company Act File Number:                       Date examination completed:

               814-55                                            September 21, 2001
-----------------------------------------------------------------------------------------
2.  State Identification Number:


-----------------------------------------------------------------------------------------
AL 09511485   AK 88-00983      AZ 025245      AR 87-l1475        CA 505-0411   CO
CT S013240    DE               DC             FL 23152-004/WEE   GA 56873679   HI
ID BC-32684   IL 8916520       IN 87-2346RC   IA I-23717         KS 88069 5    KY 23,309
LA            ME 44,693        MD             MA SKN03876(LD-2)  MI 102959     MN R31046
MS            MO 173420        MT             NE 45261           NV RG-88-162  NH
NJ SR-3464    NM 90-0009-2     NY             NC                 ND D-064      OH 72217
OK I-22674    OR 89-2062       PA 87-12-031C  RI                 SC 36097      SD 17124
TN RS90-1104  TX C33677001-01  UT 7170-02     VT 13680           VA            WA C-28487
WV I-14198    WI 246469-02     WY             PUERTO RICO
-----------------------------------------------------------------------------------------
Other (specify):

-----------------------------------------------------------------------------------------
3.  Exact name of investment Company as specified in registration statement:

Technology Funding Venture Partners IV, An Aggressive Growth Fund, L.P.
-----------------------------------------------------------------------------------------
4.  Address of principal executive office:  (number, street, city, state, zip code)

2000 Alameda de las Pulgas, Suite 250, San Mateo, CA 94403
-----------------------------------------------------------------------------------------

U.S. Securities and Exchange commission
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 (17 CFR.17f-2)

-----------------------------------------------------------------------------------------
1.  Investment company Act File Number:                       Date examination completed:

               814-82                                            September 21, 2001
-----------------------------------------------------------------------------------------
2.  State Identification Number:


-----------------------------------------------------------------------------------------
AL RC0290000   AK 90-00364    AZ S-28092-     AR 89-L744        CA 505-3070   CO 91-03-074
   10-000145                     QUAL
CT S018328     DE             DC              FL 34131-0031GEC  GA 56891497   HI
ID BC-36434    IL 9222997     IN 92-0283RC    IA                KS 905000021  KY
LA             ME             MD SR910194     MA 92-2024CR      MI 103217     MN R33651
MS FI-8909019  MO 205030      MT 25137        NE 50053          NV R92-155    NH
NJ SR-5242     NM P-921412    NY              NC 451            ND E899       OH 79452
OK             OR 89-0907     PA 89-9-50C     RI                SC 41064      SD 17917
TN RM92-2125   TX             UT 000689020    VT #4/13/92-21    VA            WA C-31295
WV I-15508     WI 246024-01   WY              PUERTO RICO
-----------------------------------------------------------------------------------------

  Other (specify):

-----------------------------------------------------------------------------------------
3.  Exact name of investment Company as specified in registration statement:

Technology Funding Venture Partners V, An Aggressive Growth Fund, L.P.
-----------------------------------------------------------------------------------------
4.  Address of principal executive office:  (number, street, city, state, zip code)

2000 Alameda de las Pulgas, Suite 250, San Mateo, CA 94403
-----------------------------------------------------------------------------------------

U.S. Securities and Exchange commission
Washington, D.C. 20549


FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 (17 CFR.17f-2)

-----------------------------------------------------------------------------------------
1.  Investment company Act File Number:                       Date examination completed:

               814-124                                           September 21, 2001
-----------------------------------------------------------------------------------------
2.  State Identification Number:

-----------------------------------------------------------------------------------------
AL RC29300025   AK 93-00839      AZ S-0032159- AR 92-L604      CA 505-6486   CO RF-93-05-
                                    QUAL                                        308
CT S021143      DE               DC            FL 39148-001    GA 56891497   HI
ID 42609        IL 9428215       IN 92-0676    IA I-29639      KS 905000021  KY 28716
LA 28195        ME 93-1606       MD SR920480   MA 94-3355      MI 103217     MN R36213
MS FI-92-11-001 MO 1992-01099    MT            NE              NV R92-155    NH
NJ SR-7107      NM P942354       NY            NC 776          ND E899       OH 87100
OK I-37863      OR 92-1029       PA 92-11-8C   RI              SC 41064      SD 19285
TN RM94-3287    TX C41440-000-01 UT A23677-06  VT 11/17/92-04  VA            WA C-35256
WV I-17491      WI 270232-01     WY            PUERTO RICO
-----------------------------------------------------------------------------------------
Other (specify):

-----------------------------------------------------------------------------------------
3.  Exact name of investment Company as specified in registration statement:

Technology Funding Medical Partners I, L.P.
-----------------------------------------------------------------------------------------
4.  Address of principal executive office:  (number, street, city, state, zip code)

2000 Alameda de las Pulgas, Suite 250, San Mateo, CA 94403
-----------------------------------------------------------------------------------------

U.S. Securities and Exchange commission
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 (17 CFR.17f-2)

-----------------------------------------------------------------------------------------
1.  Investment company Act File Number:                       Date examination completed:

               814-139                                            September 21, 2001
-----------------------------------------------------------------------------------------
2.  State Identification Number:


-----------------------------------------------------------------------------------------
AL079701227-705344             AK 97-02623  AZ S-005462        AR 97-M0289-01 CA915-1689
CO 97-12-627   CT 215944       DE           DC                 FL 048506D     GA SC-818
HI SC 2488     ID 47884        IL R9944249  IN 97-0175RC       IA I-38334     KS 97s-1134
KY 33726       LA 49977        ME IC-99-9004MD SM980472        MA             MI 225312
MN R-39638.1   MS 97-04-002    MO 97-00339  MT 36759           NE 114463      NV 19891
NH             NJ SR-9755      NM 984311    NY                 NC 13995       ND U843
OH 17579       OK SE-2014281   OR 98-0421   PA 97-04-008       RI             SC RE 10748
SD 17792       TN              TX C52607-00000                 UT A60677-43
VT 4/09/97-60  VA              WA C-55739   WV MF 31407        WI 380219-01   WY
PUERTO RICO
-----------------------------------------------------------------------------------------

  Other (specify):

-----------------------------------------------------------------------------------------
4.  Exact name of investment Company as specified in registration statement:

Technology Funding Venture Capital Fund VI, LLC
-----------------------------------------------------------------------------------------
5.  Address of principal executive office:  (number, street, city, state, zip code)

2000 Alameda de las Pulgas, Suite 250, San Mateo, CA 94403
-----------------------------------------------------------------------------------------

INSTRUCTIONS:

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.  All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrators, if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Managing General Partners of
  Technology Funding Partners III, L.P.,
  Technology Funding Venture Partners IV, An Aggressive Growth Fund, L.P., Technology Funding Venture Partners V, An Aggressive Growth Fund, L.P. Technology Funding Medical Partners I, L.P. and
  Technology Funding Venture Capital Fund VI, LLC

We have examined management's assertion about Technology Funding Partners III, L.P., Technology Funding Venture Partners IV, An Aggressive Growth Fund, L.P., Technology Funding Venture Partners V, An Aggressive Growth Fund, L.P., Technology Funding Medical Partners I, L.P. and Technology Funding Venture Capital Fund VI, LLC (collectively, the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of September 21, 2001. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 21, 2001, and with respect to agreement of security purchases and sales, for the period from December 29, 2000 (date of our last examination) through September 21, 2001:

* Count and inspection of all securities located in the vault of Borel Bank (the "Custodian") in San Mateo, California, without prior notice to management;
* Reconciliation of all such securities to the books and records of the Funds and the Custodian;
* Agreement of 15 security purchases and 12 security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 21, 2001 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Managing General Partners, management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Arthur Andersen LLP
Los Angeles, California
October 15, 2001

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940



We, as members of management of Technology Funding Partners III, L.P., Technology Funding Venture Partners IV, An Aggressive Growth Fund, L.P., Technology Funding Venture Partners V, An Aggressive Growth Fund, L.P., Technology Funding Medical Partners I, L.P. and Technology Funding Venture Capital Fund VI, LLC (collectively, the "Funds") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 21, 2001 and from December 29, 2000 through September 21, 2001.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 21, 2001 and from December 29, 2000 through September 21, 2001, with respect to securities reflected in the investment account of the Funds.


Technology Funding Limited

By:

/s/Charles R. Kokesh
__________________________
Charles R. Kokesh
Managing General Partner
October 15, 2001